

February 4, 2014

Via E-Mail
Thomas B. Sabol
Chief Financial Officer
Comverse, Inc.
200 Quannapowitt Parkway
Wakefield, MA 01880

> **Re:** **Comverse, Inc.**
> **Form 10-K For the fiscal year ended January 31, 2013**
> **Filed May 16, 2013**
> **File No. 001-35572**

Dear Mr. Sabol:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Business

Customers, page 7

1. We note that Cellco Partnership (d/b/a as Verizon Wireless) accounted for approximately 14% and 15% of your combined revenue in fiscal years 2013 and 2011, respectively. Please tell us what consideration you gave to disclosing the material terms of your agreements with this customer in this section and filing such agreements as exhibits. As part of your response, please tell us the percentage of your combined revenue, if any, attributable to Cellco Partnership through the nine months ended October 31, 2013 and if you expect that Cellco Partnership accounted for more than 10% of your combined revenue for the fiscal year ended January 31, 2014. Refer to Item 601(b)(10) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions regarding this letter, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director